Departure of Mustafa Veziroglu from the Management Board and appointment of Andreas Reif as Chief Restructuring Officer

Munich, Germany, August 26, 2024

Mustafa Veziroglu, the chairman of the Management Board of Mynaric AG (NASDAQ: MYNA; ISIN: US62857X1019) (FRA:M0YN; ISIN: DE000A31C305) and the Supervisory Board of Mynaric AG today agreed to terminate in mutual consent the appointment of Mr. Veziroglu as chairman and member of the Management Board of Mynaric AG with immediate effect.

Additionally, with immediate effect, the Supervisory Board has appointed Andreas Reif as member of the Management Board and Chief Restructuring Officer.

With a view to the latest changes in the Management Board, the annual general meeting of Mynaric AG, scheduled for August 29, 2024, shall be postponed. The Company will announce details of this separately in due course.